SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3577	AKELLER@STBLAW.COM

March 21, 2016

VIA EDGAR

Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blackstone Real Estate Income Trust, Inc.
Draft Registration Statement on Form S-11
Submitted February 1, 2016
CIK No. 0001662972

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Trust, Inc. (the “Company”), we hereby confidentially submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-11 confidentially submitted on February 1, 2016 (the “Draft Registration Statement”). The Company has prepared Amendment No. 1 in response to the Staff’s comments in its letter dated March 3, 2016 relating to the Draft Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do

Securities and Exchange Commission	March 21, 2016

so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company advises the Staff that no written communications or research reports of the type described above have been prepared. If and when such written communications and research reports are prepared, the Company will supplementally provide copies thereof to the Staff.

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company does not intend to include any graphics, maps, photographs and related captions or other artwork other than the Blackstone logo already included in the prospectus. In the event that the Company determines to include any such items in its prospectus, it will first submit copies to the Commission for review. The Company acknowledges that such graphics and pictorial representations are not to be included in any preliminary prospectus distributed to prospective investors prior to the Staff’s review.

3.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

Response:

The Company acknowledges that sales materials to be used in connection with the offering must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with the prospectus. The Company will submit all written sales material, including material that will be used only by broker-dealers, proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use for the duration of the registered offering.

4.

Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in

Securities and Exchange Commission	March 21, 2016

determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

Response:

The Company believes the share repurchase program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters. The Company has submitted a no action relief request to the Office of Mergers and Acquisitions setting forth a detailed legal analysis of the applicability of the tender offer rules to the Company’s share repurchase plan.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company acknowledges that it is responsible for (i) analyzing the applicability of Regulation M to the Company’s share repurchase program and (ii) considering all of the elements of the Company’s share repurchase program in determining whether the program is consistent with the relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. The Company has reviewed the applicability of Regulation M to the Company’s share repurchase program and has determined that the program is consistent with the class exemptive letter, dated October 22, 2007, granted by the Division of Market Regulation to Alston & Bird LLP.

6.	Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Securities and Exchange Commission	March 21, 2016

Response:

The Company has revised the outside back cover page of the prospectus in response to the Staff’s comment.

7.	We note your disclosure on page 187 that purchases by Blackstone, your directors, your executive officers and other affiliated persons or entities in this offering will count towards meeting the minimum offering requirement. Please revise to clarify if such persons may purchase in order to meet the minimum offering threshold, and if so, disclose the maximum amount of the possible purchases and that any such purchases will be for investment and not resale. Refer to Release No. 33-6455, Question 79 (Mar. 3, 1983).

Response:

The Company has revised the prospectus cover page, pages 9, 127, 186 and 187 to state that purchases by such parties will not count toward meeting the minimum offering amount.

8.	We note your assumption throughout your registration statement that Class T, Class D, and Class I shares will each comprise one third of the shares sold in the primary offering. Please revise your disclosure to explain your basis for this assumption.

Response:

The Company notes that it is unable to forecast with a reasonable degree of certainty how much of each share class will be sold in the offering. As a result, the Company has assumed that each class will be sold in equal amounts of 1/3 of the total offering. The Company has revised its disclosure on the prospectus cover and page 76 to state that the number of share sold of each class is uncertain and may differ significantly from what is presented.

9.	We note your disclosure that you reserve the right to reallocate shares of common stock between the classes identified. Please provide us your analysis as to why you believe the classes of shares are the same security for registration purposes. We note that the classes differ in offering price, underwriting commissions and distribution amounts and that NAV will be calculated separately for each class.

Response:

While the share classes are different with respect to offering price, selling commissions and stockholder servicing fees, the share classes otherwise provide the same rights and privileges. The Company notes that the separate calculation of NAVs for each class is solely due to the differing stockholder servicing fees attributable to each class. The Company also notes that this approach is consistent with other non-traded REITs currently conducting continuous offerings that have

Securities and Exchange Commission	March 21, 2016

registered multiple classes of common stock with the ability to reallocate shares of common stock between the share classes.

10.	Throughout the prospectus you state that the selling commissions on the Class T shares are limited to 3.5% and that the Class D shares bear no selling commission. The distribution fee, however, is a form of underwriting compensation that you will pay the Dealer Manager for the “distribution” or “sale” of your shares. It appears that the primary difference between the “selling commission” and the “distribution fee” is the manner of calculation and timing of payment. If true, please revise your disclosure throughout the prospectus to clarify that the distribution fee is also part of the selling commission.

Response:

The Company has revised the prospectus to clarify that payment of the referenced fee is for, and contingent upon, the applicable broker providing ongoing services to the Company’s stockholders who are such broker’s clients and has accordingly revised the name of the fee to be the “stockholder servicing fee.” While the stockholder servicing fee is still deemed “underwriting compensation,” the Company believes the required stockholder services, in addition to the timing of payment, distinguish the stockholder servicing fee from selling commissions.

11.	We note that your cover page and Estimated Use of Proceeds tables appear to combine the commission and fees for Class T, Class D, and Class I shares, yet the selling commissions and distribution fee amounts applicable to each Class differ. Please tell us how you determined it was appropriate to present combined tables and consider providing tabular disclosure of Class T, Class D, and Class I shares separately.

Response:

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to show the offering price and selling commission for each class of shares on a per share basis in order to give investors the necessary information regarding their investments in any particular class of shares.

The Company has also revised the Estimated Use of Proceeds section to show a separate table for each class of shares based on the assumed amount of each class of shares to be sold in the offering.

12.

We note that you have not quantified the distribution fee and “additional items of value” viewed as underwriting compensation in the cover page and Estimated Use of Proceeds tabular summaries. We also note that you discuss additional underwriting compensation described as “wholesaling activities” on page 191. Please note that Industry Guide 5 contemplates the deduction of underwriting discounts and commissions in the cover page and use of proceeds tabular

Securities and Exchange Commission	March 21, 2016

summaries. Please revise these tables or tell us why a deduction of these amounts is not appropriate.

Response:

As discussed in the Company’s response to Comment 10, the Company does not view the stockholder servicing fee as selling commissions or discounts. The Company also does not consider the underwriting compensation described as wholesaling activity (to the extent reimbursable by the Company) to be selling commissions or discounts. The wholesaling activities that are reimbursable by the Company relate to out-of-pocket costs that are not directly related to specific sales of shares.

In addition, because the stockholder servicing fee and the reimbursement of certain wholesaling expenses are not payable at the time shares are issued, the Company believes that its current presentation accurately represents the net proceeds that will be available to invest immediately after such issuance.

The Company supplementally notes that, as disclosed on page 119, beginning with the end of the Company’s first full calendar month after the Company breaks escrow for the offering, the Company will disclose the NAV for each class of its shares based on the net asset value of its investments. This NAV will include the deduction of stockholder servicing fees and reimbursement by the Company of wholesaling activities. Therefore, current and future stockholders will receive regularly updated information regarding the Company’s aggregate net asset value, which will be representative of the amount available for investment.

Market, Industry and Other Data, page iii

13.	We note your statement that some of the information in the prospectus is based on industry publications and reports generated by third parties and that you have not independently verified the third-party data. You also state that investors are cautioned not to give undue weight to these estimates. Please revise to eliminate any implication that investors are not entitled to rely on the information included in the prospectus. You are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include.

Response:

The Company has revised the disclosure on page iii in response to the Staff’s comment.

Prospectus Summary, page 1

How is an investment in shares of your common stock different from listed REITS?, page 6

Securities and Exchange Commission	March 21, 2016

14.	We note your disclosure that your board of directors determined the initial offering price of your shares in its sole discretion. Please expand your disclosure to describe factors considered in determining such offering price. See Item 505(a) of Regulation S-K.

Response:

The Company has revised its disclosure to specify that the board of directors selected the initial offering price to be consistent with the initial offering prices per share of many other blind-pool non-traded REITs.

What fees do you pay to the Adviser and its affiliates?, page 13

15.	We note your disclosure on page 15 that you expect the distribution fee on Class T shares will be paid over seven years from the date of purchase. Please revise to also state how long a holder of a Class D share should expect to pay the distribution fee and the aggregate dollar amounts that a Class T and Class D holder should expect to pay before reaching the 8.75% limit.

Response:

The Company has revised the disclosure on pages 15, 107, 140 and 189 in response to the Staff’s comment.

16.	We note your disclosure regarding the calculation of the performance participation allocation. Given the complexity of the calculation, please consider including a hypothetical example in the prospectus and describing in plain English in this summary section of the prospectus.

Response:

The Company has revised the disclosure on page 18 and has added a hypothetical example on page 113 in response to the Staff’s comment.

Risk Factors, page 28

17.	We note your risk factor disclosure on page 29 that your ability to make distributions is uncertain and that you may source distributions from sources other than cash flow from operations. We also note your disclosure that you expect to pay regular quarterly distributions commencing with the first full calendar quarter after the escrow period concludes. If your intention is to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect and also describe the dilutive impact of such distributions.

Securities and Exchange Commission	March 21, 2016

Response:

The Company has revised its disclosure on pages 11 and 28 in response to the Staff’s comment. The Company does not intend to pay distributions in excess of earnings and cash flow in all circumstances, but may do so depending on certain factors described in the added disclosure.

Investment Objectives and Strategies, page 80

18.	Please state your policy with respect to each of the activities listed in Item 12 of Form S-11. The policy or proposed policy for each activity should be described separately. If you do not propose to engage in a particular activity, please include a specific statement to that effect. Refer to Item 12 of Form S-11.

Response:

The Company has revised its disclosure on pages 82, 84 and 85 in response to the Staff’s comment to address the missing requirements of Item 12 of Form S-11.

Management, page 93

19.	Please describe any termination fees that may be payable to your adviser, dealer manager, or any of their affiliates.

Response:

No termination fees are provided for nor currently contemplated under agreements with the Adviser, the Dealer Manager or their affiliates. For the avoidance of doubt, earned compensation that is accrued and unpaid prior to the time of termination of the agreements with the Adviser and Dealer Manager will remain payable to the Adviser and Dealer Manager.

Conflicts of Interest, page 116

20.	We note your disclosure on page 117 that there will be overlap of real property and real estate-related securities investment opportunities with certain Other Blackstone Accounts, including Select Blackstone Accounts. Please consider expanding your disclosure to provide insight into the size of these competing funds and any procedures you have to allocate opportunities.

Response:

The Company has added disclosure related to the unused capital commitments of such competing funds that are in their investing stage on pages 20, 66 and 115. The procedures for allocating opportunities between us and such funds are described on pages 20, 66 and 115.

Net Asset Value, page 121

Securities and Exchange Commission	March 21, 2016

21.	We note your disclosure on page 122 that the Adviser will receive appraisal reports from third-party appraisal firms, and based on these appraisals, the Adviser will render a final valuation in order for your third-party firm to calculate your NAV. Please clarify whether any future disclosure of NAV per share will be attributed to the third-party that calculates your NAV and whether such disclosure will be expertised. Please also tell us what consideration you gave to providing the name and consent of the third-party firm. Please provide us a similar analysis for the independent valuation advisor.

Response:

Various independent third-party appraisal firms will be responsible for providing appraisals as to individual properties from time to time and the independent valuation advisor will be responsible for reviewing such appraisals. Using these appraisals, the final determination of the fair value of our real estate properties will be made by the Adviser. The Adviser will provide the value of these properties along with the value of the Company’s other investments to the third-party firm. The third-party firm will then calculate the Company’s NAV for each class based on these valuations and the Company’s other assets and liabilities. The Company believes the third-party’s role is administrative and does not believe it is appropriate to expertise the third-party firm or attribute the Company’s NAV per share to it. The Company expects to name the third-party firm in a later amendment.

Because the independent valuation expert is not responsible for the final determination of the value of the Company’s properties, the Company does not think it is appropriate to attribute the calculation of its NAV to the independent valuation expert. However, the Company will name and expertise the independent valuation expert in a later amendment.

22.	We note your disclosure that reimbursement of organization and offering costs to your Advisor will not be recorded as a reduction to NAV until such time as the reimbursement is paid (over a period of 60 months). Please explain to us how you determined the entire reimbursable amount should not be reflected as a reduction to NAV. In your response, please tell us whether these reimbursable costs will be treated as a liability upon effectiveness.

Response:

The Company respectfully submits that non-traded REITs with NAV-based pricing features and institutional private, open-ended real estate funds typically calculate NAV per share for the purpose of establishing an offering and redemption price based on fair value pursuant to methodologies that are generally not in accordance with U.S. GAAP. If the Company recognized in its NAV all of the organization and offering expenses incurred immediately after the end of the escrow period, despite such expenses being payable by the Company over time,

Securities and Exchange Commission	March 21, 2016

the NAV per share would be abruptly reduced. As a result, those investors who purchase shares shortly after the escrow period at the lower price would unfairly benefit from the reduction in the NAV per share for 100% of these pre-offering launch organization and offering expenses without sharing any of the cost, and 100% of the burden of these costs would inequitably fall on investors who subscribe for shares during the escrow period. Such a result would not reflect the economic reality that the organization and offering expenses incurred prior to commencement of the offering (i.e. formation, securities registration and launch costs) benefit future investors as well as initial investors. To mitigate these unfair consequences and more equitably allocate these costs among initial and future investors, solely for the purpose of calculating NAV, the Company has determined to deduct the organization and offering expenses incurred prior to the end of the escrow period from NAV as and when they are reimbursed, which will occur ratably over the 60-month period following the first anniversary of date on which the Company breaks escrow for the offering. The Company notes that other non-traded REITs conducting continuous offerings have used similar NAV calculation mechanisms.

Under U.S. GAAP, these reimbursable costs will be treated as a liability of the Company when the Company breaks escrow for the offering. However, as noted on page 126, the Company is not required to use U.S. GAAP in determining its assets and liabilities for purposes of calculating its NAV. For the reasons explained above, the Company believes recognition of these expenses in the Company’s NAV when they are actually reimbursed is more appropriate and more equitable to all of the Company’s investors. We also note that other non-traded REITs with NAV-based pricing features have taken similar approaches.

23.	We note your disclosure that your process of determining NAV involves the calculation of various components, including the fair value of properties, securities, and other assets and liabilities. Please tell us if your NAV disclosure will provide investors with a breakdown of each of these components, and, if so, supplementally provide us with an example. Please also tell us how often you will update your disclosure on these components and what type of disclosure you plan to provide investors on the assumptions used in valuing the various components.

Response:

The Company expects to disclose to investors the portion of its aggregate NAV that is attributable to real properties, real estate-related securities, other assets and liabilities on a quarterly basis in its reports on Form 10-Q and Form 10-K and related prospectus supplements filed with the Commission. The Company will supplementally provide an example of this presentation to the Staff, including the assumptions used in calculating the various components, prior to requesting effectiveness of the Company’s registration statement.

Securities and Exchange Commission	March 21, 2016

24.	We note your disclosure that your NAV per share will not be available at the time of purchases or repurchases of your common stock and that the purchase price per share will be equal to your NAV per share as of the last business day of each month. We also note your disclosure that investors will not know at the time they place an order precisely the price at which the order will be executed. Please tell us how you intend to update investors if there has been a significant move in NAV from the last business day of the month to the time of purchase or repurchase. Please also tell us how you have determined that this is an appropriate pricing mechanism for a continuous offering.

Response:

As described on page 193, purchase orders for the Company’s shares will be made on the basis of an aggregate dollar amount and not for a specific number of shares. An investor’s aggregate investment (excluding the effect of applicable selling commissions) will correspond to a dollar equivalent portion of the Company’s aggregate net asset value. Although the price per share may vary from one month to the next, the Company believes that such variance would not result in an omission of a material fact as the investor will nonetheless receive a dollar equivalent net asset value for its investment. The prospectus makes clear that the NAV per share will not be available when investors make their decisions regarding any investments and future repurchase requests, and describes in detail the procedures established by the Company’s Board of Directors to determine the NAV per share. In those circumstances where the Company becomes aware of any events or trends that could be reasonably expected to materially impact the Company’s business and operations, and therefore its NAV, the Company will supplement its prospectus consistent with its obligation to disclose all material information to its investors at the time of their investment decision.

The Company believes its “forward-pricing” pricing mechanism is more appropriate for a continuous offering than the fixed-price mechanism used by many non-traded REITs, where shares are sold at prices that are not related to a net asset value and as a result the proportionate ownership such investor will receive in the REIT’s total assets may be more or less than the proportionate ownership existing investors have in the REIT. The Company believes it is more appropriate that investors receive an aggregate value of shares equal to the amount of their investments rather than receiving a consistent number of shares regardless of the value of the REIT’s underlying assets and liabilities at the time of such investments. Therefore, the Company believes that the forward-pricing mechanism the Company proposes is appropriate as it treats its new and existing investors equally. The Company also notes that other non-traded REITs as well as non-traded closed-end registered investment companies currently conduct continuous offerings using similar forward-pricing mechanisms.

Liquidity and Capital Resources, page 129

Securities and Exchange Commission	March 21, 2016

25.	We note your disclosure that your Adviser will advance all of your organization and offering expenses and that you will reimburse the Adviser for all such advanced expenses. Please revise to disclose the amount of organization and offering costs incurred by your Adviser on your behalf to date.

Response:

The Company has added disclosure on page 128 in response to the Staff’s comment.

Prior Performance, page 134

26.	We note your disclosure on page 134 that the information presented in this section excludes separately managed accounts and co-investment accounts unless otherwise noted. Please provide us your analysis of how you determined that these accounts are not programs under Industry Guide 5.

Response:

Blackstone’s separately managed accounts and co-investment accounts are ancillary offshoots of the primary programs described in this section of the prospectus, with each account created for a specific investment or one or a few investors. Blackstone believes listing these accounts and their investments would make the Company’s disclosure unduly complicated without providing investors with additional useful information because the accounts have the same strategies and make the same investments as the primary programs to which they relate. Additionally, given each account’s specific investment or investor focus, Blackstone does not view them as investment “programs.”

27.	Please note that aggregate figures should be presented separately for public and nonpublic programs. Please revise your disclosure accordingly or tell us why you believe it is not material. Refer to Item 8.A.1 of Industry Guide 5.

Response:

The disclosure on page 132 currently states that Blackstone only has two public programs, both of which are real estate-related debt programs. This disclosure provides that $3.4 billion was raised in these two programs from over 4,300 investors. The other information required by Item 8.A.1 of Industry Guide 5 and included in the narrative summary relates to investments in properties. The Company has added disclosure on page 132 clarifying that Blackstone’s public programs do not invest in real properties, therefore all information related to investments in real properties is for nonpublic programs only.

28.	We note your disclosure on page 135 of programs you consider to have investment objectives similar to that of your real estate portfolio and real estate-

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related securities portfolio. Please tell us how you came to the determination that stabilization and income stream are sufficient factors to conclude that investment objectives are similar.

Response:

Real estate property investments are generally categorized by the following investment strategies: core/core+ (substantially stabilized assets generating relatively stable cash flow), value-added and opportunistic. The investment strategy guides the risk and return profile and objectives of the investment. The majority of Blackstone’s real estate programs have focused on opportunistic investment strategies.

With respect to the Company’s real estate portfolio, Blackstone considered the Company’s focus on steady income and the stabilized nature of investments to be differentiating from those of Blackstone’s programs with opportunistic strategies, which have different risk and return profiles than the Company. The Company’s risk and return profile is similar to Blackstone’s other core/core+ focused program (Blackstone Property Partners), which was selected as a program with similar investment objectives to the Company.

With respect to the Company’s real-estate related securities portfolio, Blackstone considered the Company’s investments in a broad range of liquid real estate-related securities to be differentiating from other Blackstone programs that invest primarily in real properties, private loan originations and acquisitions or only a constrained set of real estate debt securities.

29.	We note your disclosure on page 138 which generally discusses adverse business developments. Please disclose the specific adverse experiences of each program to the extent material to investors. Refer to Item 8.A.2 of Industry Guide 5.

Response:

The Company has revised the disclosure on pages 136 and 137 in response to the Staff’s comment.

30.	Please revise to include an undertaking to provide upon request, for no fee, the most recent Form 10-K Annual Report filed with the Commission by any prior public program that has reported to the Commission within the last twenty-four months and to provide, for a reasonable fee, the exhibits to such Form 10-K. Alternatively, revise to state you will make such information available on your website. Refer to Item 8.A.3 of Industry Guide 5 and our Disclosure Guidance Topic No. 6.

Securities and Exchange Commission	March 21, 2016

Response:

The Company has added disclosure on page 137 in response to the Staff’s comment.

Appendix A: Prior Performance Tables, page A-1

31.	We note that Tables I and III should include information only for programs the offering of which has closed. Please tell us how you determined that it is appropriate to include disclosure of open-ended funds in these tables. Refer to Appendix II to Industry Guide 5.

Response:

The Company considered that, while the open-end funds continue to be offered, each has had one or more closings and has begun its investment operations. Therefore the Company believes including these programs would provide useful information to its investors about Blackstone’s fundraising and investment operations. The Company also considered that other non-traded REITs currently conducting continuous offerings list open-end funds in these tables.

Table III – Operating Results of Prior Programs, page A-3

32.	With respect to Table III and the source of distributions, please revise to separately quantify the source of distributions from (i) operations, (ii) sale of properties, and (iii) refinancings. In addition, please revise to specifically quantify the sources and amounts “From all other sources.”

Response:

The Company has revised Table III in response to the Staff’s comment.

*  *  *  *  *  *  *  *

Please do not hesitate to call me at (212) 455-3577 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Andrew R. Keller
Andrew R. Keller

cc:	BX REIT Advisors L.L.C.
Judy Turchin
Leon Volchyok